Primary Business Name: J.P. MORGAN SECURITIES LLC   **BD Number: 79**

BD - AMENDMENT

08/11/2021

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
JP MORGAN CHASE & CO.	DE	JPMORGAN CHASE HOLDINGS LLC	STOCK HOLDER	11/2016	E	Y	Y	13-2624428
JPMORGAN CHASE HOLDINGS LLC	DE	J.P. MORGAN BROKER-DEALER HOLDINGS INC.	STOCKHOLDER	11/2016	E	Y	N	81-3858870